Mail Stop 6010

December 12, 2006

<u>Via Facsimile and U.S. Mail</u>

Mr. Michael L. Canning
Chief Executive Officer
SiRF Technology Holdings, Inc.
148 E. Brokaw Road
San Jose, CA   95112

Re: SiRF Technology Holdings, Inc.
        Form 10-K for the year ended December 31, 2005
        Filed March 31, 2006
        File No. 0-50669

Dear Mr. Canning:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Martin F. James
                        Senior Assistant Chief Accountant